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                                                                  EXHIBIT(a)(24)

TO BUSINESS EDITOR:

               COOKER RESTAURANT CORPORATION ANNOUNCES ADDITIONAL
          INFORMATION REGARDING PRELIMINARY RESULTS OF ITS TENDER OFFER

            WEST PALM BEACH, Fla., Sept. 28 /PR Newswire/ -- Cooker Restaurant Corporation (NYSE: CGR) announced today additional information regarding the preliminary results of its Dutch Auction issuer tender offer for 4,000,000 shares of its common stock, which expired at 5:00 p.m. EST on Friday, September 25, 1998.

            The depositary indicated that, based on preliminary estimates, the proration factor for the tender offer will be approximately .57, which is subject to adjustment pending expiration of the period of time during which shares tendered by notice of guaranteed delivery may be delivered. Pursuant to the terms of the offer, tenders of shares by certain odd-lot holders will be excepted from proration. As the Company announced earlier today, the Company expects to purchase approximately 4,000,000 shares tendered at a price of $10.50 per share.

            The Company commenced the tender offer on August 12, 1998, at which time they announced the intention to purchase up to 4,000,000 shares at prices not greater than $12.00 nor less than $10.50 per share. After the share purchase, the Company will have approximately 6,200,000 shares issued and outstanding.

            The determination of the specific shares to be purchased and the purchase price are subject to final confirmation and the proper delivery of all shares tendered and not withdrawn within the tender offer range. The Company expects to announce the final results of the offer at the end of the day on Friday, October 2, 1998.


            CONTACT: Dan DeWeever, ChaseMellon Shareholder Services, L.L.C., for Cooker Restaurant Corporation 212-273-8293.